SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of December 2002 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-           .
                                  -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

                               SAFE HARBOR NOTICE

                                   CONCERNING

                           FORWARD-LOOKING STATEMENTS





















                                                               December 18, 2002

SAFE HARBOR NOTICE CONCERNING
FORWARD-LOOKING STATEMENTS

Certain statements made in the presentations contained in the document entitled "Bell Canada Enterprises Business Review Conference 2003" and dated December 18, 2002 (collectively, the "Presentation") constitute forward-looking statements. In addition, oral statements which constitute forward-looking statements have been made by senior management of BCE Inc. and of certain of its subsidiaries on December 18, 2002 during BCE Inc.'s 2003 Business Review Conference to the investment community and the media. Furthermore, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of BCE Inc. or its subsidiaries or associated companies (BCE Inc. and its subsidiaries and associated companies being hereinafter collectively referred to as "BCE"). These forward-looking statements relate to the future financial condition, results of operations or business of BCE. These statements may be based on current expectations and estimates about the markets in which BCE operates and management's beliefs and assumptions regarding these markets. In some cases, forward-looking statements may be identified by words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in the Presentation, in oral statements made at the 2003 Business Review Conference and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed below under the heading "Risk Factors". Forward-looking statements contained in the Presentation, in oral statements made at the 2003 Business Review Conference and in such other written or oral statements which may subsequently be made by BCE represent BCE's expectations and intentions as of the date they are made. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after such statements are made.

RISK FACTORS

1.       Risks Affecting BCE*

Dependence on Bell Canada
The Bell Canada segment is the largest segment of BCE. The financial performance of BCE depends in large measure on the Bell Canada segment. For the nine-month period ended September 30, 2002, the Bell Canada segment accounted for 88% of the operating revenues, 97% of EBITDA and 149% of the net earnings applicable to common shares of BCE Inc. on a consolidated basis.

Economic and Market Conditions
BCE is affected by general economic conditions as demand for the services and products provided by BCE tends to decline when economic growth and retail and commercial activity decline. The slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of BCE in the first three quarters of 2002. Industry-wide lower demand for data and IP broadband services, especially by the enterprise sector, has reduced Bell Canada's expected data revenue growth for 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers in the Bell Canada segment, discretionary spending on networks and other communications initiatives by enterprise customers of BCE and advertising spending by customers of Bell Globemedia. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding BCE's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of BCE.

Productivity Initiatives
BCE has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications enabling increased levels of customer self service and improved workforce management tools and the integration and standardization of various business processes. A majority of these initiatives are expected to deliver on-going productivity benefits. If BCE does not successfully implement these initiatives on a timely and cost efficient basis, while maintaining quality of service, BCE's profitability and return on capital could be adversely affected.

Revenue Initiatives
BCE seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If BCE is unable to realize these goals, BCE's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for BCE's products and services are affected by factors such as technology development and innovation, socio-demographic trends, levels of business investment and general macro economic conditions.

Capital Intensive Business and Turmoil in Capital Markets
BCE requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. BCE funds its capital needs from cash generated by operations, borrowings from commercial banks and debt and equity offerings in the capital markets. The ability of BCE to finance its operations and its cost of funding will depend on its ability to access the capital markets, the syndicated commercial loan market and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If BCE cannot raise adequate capital, BCE may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Equity financing may lead to dilution of existing equity investors, while increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Competition
The markets in which BCE carries on business are characterized by vigorous competition from both traditional and new competitors. BCE faces many competitors with substantial financial, marketing, personnel and technological resources. In some cases, competition results from competitors within the same market segment, as well as from other businesses and industries. In addition, while competitors of BCE already include both domestic and foreign entities, the number of foreign-based competitors with large resources may increase in the future.

Some industries in which BCE competes are consolidating. Mergers and acquisitions, as well as strategic alliances, restructurings, partnerships and joint ventures can create new and larger participants. Such transactions may result in stronger competitors with broad skills and significant resources. Furthermore, new competitors of BCE may emerge from time to time through the development of new technologies, products and services, and other factors.

Product pricing and customer service are under continued pressure while the necessity to reduce costs, manage expenses and generate productivity savings is ongoing. Competition may impact BCE's ability to retain existing and attract new or previous customers, as well as affect BCE's pricing strategies, revenues, net income and network capacity. BCE must not only try to anticipate, but also respond promptly to, continuous and rapid developments in its businesses and markets.

Pension Fund Expenses/Contributions
The value of the assets of the pension funds of BCE Inc. and of certain of its subsidiaries (including Bell Canada) currently exceeds the amount of the pension benefit obligation. This surplus has, in the past, not only dispensed BCE Inc. and certain of such subsidiaries from having to make regular contributions to their employees' pension funds but has also resulted in BCE recording pension credits which have had a positive impact on BCE's net earnings. The recent state of capital markets combined with historically low interest rate levels have caused a substantial decrease in such companies' pension funds' surplus and eliminated pension credits and have adversely affected BCE's net earnings. Should capital markets continue to provide lower than expected returns and should interest rates remain at low levels, the surplus in BCE Inc.'s and such subsidiaries' pension funds could continue to decrease and potentially be entirely eliminated. Accordingly, BCE Inc. and such subsidiaries could be required to recognize increased pension expenses and could be required to start contributing, or increase their contributions, to their employees' pension fund and BCE's net earnings could be materially adversely affected.

Teleglobe
On May 15, 2002, Teleglobe Inc. ("Teleglobe") and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from their respective creditors in Canada and the United States. Further bankruptcy proceedings were initiated in the United Kingdom and in certain other jurisdictions at later dates. On September 19, 2002, Teleglobe announced the execution of an agreement for the sale to affiliates of TenX Capital Partners and Cerberus Capital Management (the "Purchasers") of its core telecommunications business for U.S. $155 million, subject to certain adjustments. On December 9, 2002, Teleglobe announced that it had entered into an agreement for the management by an affiliate of the Purchasers of its core telecommunications business effective December 1, 2002. Closing of the sale is expected to occur in the first half of 2003, subject to obtaining regulatory approvals and satisfaction of contractual closing conditions. As provided in relevant Court orders, the applicable contracts between Teleglobe and Bell Canada and certain of its subsidiaries will be assigned substantially upon the same terms to affiliates of the Purchasers effective upon the closing date. Also, on October 17, 2002, Teleglobe and certain of its subsidiaries, Bell Canada and certain of its subsidiaries and BCE Emergis Inc. executed a settlement agreement regarding various amounts owing between Teleglobe on the one hand and Bell Canada and its subsidiaries and BCE Emergis Inc. on the other hand. That agreement was approved by relevant Court orders. Given that the sale of the core telecommunications business is subject to a number of conditions, there can be no assurance that it will be completed on the agreed terms or at all, so that service can continue to be provided to Bell Canada, its affiliates and their respective customers on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While Bell Canada and its affiliates will make every effort to protect customers, there can be no assurance in the event the sale is not concluded that such customers could not encounter temporary service disruptions or reduced quality of service should Bell Canada and its affiliates encounter delays in migrating them to other carriers. Some customers of Bell Canada and its affiliates who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

On October 18, 2002, the Monitor appointed in the Canadian bankruptcy proceedings filed with the Canadian Court a report describing (i) the outstanding intercompany balances among BCE and Teleglobe and its subsidiaries as of the close of business on May 14, 2002, and (ii) the quantum and nature of any transactions, settlements, set-off amounts or activities out of the ordinary course between BCE and Teleglobe and its subsidiaries during the 12 or 24 month period preceding May 15, 2002, depending on the nature of the transaction. While the Monitor (i) has concluded that the vast majority of the reviewed transactions represent ordinary course of business transactions, (ii) has indicated that no evidence has come to its attention warranting a detailed analysis of any of these transactions, and (iii) has recommended that no further work be undertaken with respect to the foregoing; there can be no assurance that the creditors of Teleglobe and its subsidiaries may not attempt to assert claims, directly or through derivative actions, against BCE in connection with any such transactions.

BCE Inc.'s decision to cease long term funding to Teleglobe announced on April 24, 2002 may affect the future willingness of creditors and other investors to provide funds to BCE and the terms on which future funds may be provided. For example, creditors and investors may seek pricing to reflect the possible withdrawal of BCE Inc. support, financial covenants imposed on the borrower or covenants to assure the financial support of BCE Inc., as a condition of funding.

Potential and On-going Litigation and Changes in Laws
BCE is subject to risks related to pending or future litigation or regulatory initiatives or proceedings, including those described below. In addition, changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material adverse effect on BCE's businesses, operating results and financial condition.

a)       Potential Adverse Impact of Teleglobe-Related Litigation
Certain members of the Teleglobe lending syndicate (the "Plaintiffs") filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of U.S. $1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs represent approximately 95.2% of the U.S. $1.25 billion advanced by the members of such lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid.

On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (collectively, "VarTec") filed a lawsuit against BCE Inc., BCE Ventures Inc., a wholly-owned subsidiary of BCE Inc., and the President of BCE Ventures Inc.
in the United States District Court for the Northern District of Texas
(Dallas division). The complaint asserts causes of action for misrepresentation, breach of contract, fraud, and violation of Section 10(b) of the Securities Exchange Act of 1934 in connection with VarTec's purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc.
from Teleglobe and its subsidiaries. The complaint alleges, among other things, that the named defendants made misrepresentations in connection with Teleglobe's financial status and ability to assume certain liabilities associated with the transaction, and that BCE should be adjudged an alter ego of Teleglobe. The complaint claims that liabilities to Excel resulting from the transaction could be in excess of U.S.$250 million, but asserts no specific damages count.

While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. are of the view that they have strong defences in respect of the foregoing lawsuits and they intend to vigorously defend their position. There can be no assurance that other creditors of Teleglobe or its subsidiaries (including Teleglobe bondholders) may not also attempt to assert claims against BCE or its directors and officers. In the event that a final court determination awards significant damages in favour of the plaintiffs in any such claims, the effect of such a determination could materially adversely affect the financial condition of BCE.

b) Potential Adverse Impact of Bell Canada International Inc. Securities Holders Litigation On September 27, 2002, BCE Inc. announced that a lawsuit had been filed with the Ontario Superior Court of Justice (the "Court") by Wilfred haw, a common shareholder of Bell Canada International Inc. ("BCI"). The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE Inc. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's recapitalization plan announced on December 3, 2001 ("Recapitalization Plan") and the implementation of BCI's plan of arrangement approved by the Court on July 17, 2002. BCE Inc. intends to contest the certification of this action as a class action.

On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures (the "Debentures") and that the plaintiffs were seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. On December 2, 2002, in accordance with an agreement reached among the parties to this lawsuit, the Court ordered that the lawsuit be certified as a class action. As part of the agreement among the parties to this lawsuit, the Plaintiffs agreed to abandon their claim for punitive damages and to the dismissal of the class action as against BMO Nesbitt Burns Inc.

While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc., and BCI and its directors, are of the view that they have strong defences in respect of the foregoing lawsuits and they intend to vigorously defend their position. There can be no assurance that other holders of securities of BCI may not also attempt to assert claims against BCE Inc., its affiliates and/or their respective directors and officers. In the event that a final court determination awards significant damages in favour of the plaintiffs in any such claims, the effect of such determination could materially adversely affect the financial condition of BCE.

Rapid Technological Change; New Services
The markets in which BCE operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of BCE will depend in significant part on its ability to anticipate industry standards, successfully introduce new technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as BCE seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond BCE's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that BCE will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Network Failures
Network failures could materially harm the business of BCE, including customer relationships and operating results. The operations of BCE are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of BCE.

Skilled Personnel
The success of BCE is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements
A significant number of employees of BCE are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of BCE. The collective agreements between Bell Canada and the Communications, Energy and Paperworkers Union of Canada ("CEP") representing approximately 400 operator service employees and approximately 7,000 craft and service employees expire in November 2003. The collective agreement between Bell Canada and the Canadian Telephone Employees' Association ("CTEA") representing approximately 1,000 communication sales employees expires on December 31, 2003.

Monetization of Non Core Assets/Businesses
BCE may determine, from time to time, to sell or monetize non-strategic businesses and assets. There can be no assurance that BCE will be able to conclude sales or monetization transactions at satisfactory pricing levels, if at all. If BCE is unable to sell or monetize these assets, BCE may need to find alternatives and potentially more expensive sources of capital and continue to operate businesses that are ancillary to its core businesses.

Holding Company Structure
BCE Inc. is a holding company with no material sources of income or assets of its own other than the interests that it has in its subsidiaries and associated companies. Substantially all of BCE Inc.'s operations are conducted through its subsidiaries and associated companies. BCE Inc.'s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are dependent upon the ability of its subsidiaries and associated companies to pay dividends or otherwise make distributions to it. BCE Inc.'s subsidiaries and associated companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries or associated companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries and associated companies.

Stock Market Volatility

The common shares of BCE Inc. have in the past experienced price volatility generally due to certain announcements affecting BCE. Variations between BCE Inc.'s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. These factors, as well as general economic and political conditions, may also have a material adverse effect on the market price of BCE Inc.'s common shares.

2.       Risks Affecting the Bell Canada Segment

Ongoing Competition
With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada, Aliant Inc. and their subsidiaries and associated companies (collectively referred to as "Bell Canada" in this section except when otherwise required by the context) face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure.

Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted.

The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Wireline Regulation
Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the Canadian Radio-television and Telecommunications Commission ("CRTC"). Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers ("ILECs") such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision.

In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. The price cap decision includes a reduction in the rates that incumbent telephone companies charge their competitors for certain services. The new price cap regime recently introduced by the CRTC raises certain risks for Bell Canada. For example, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. On August 27, 2002, AT&T Canada petitioned the Governor in Council to modify portions of the price cap decision. Among other things, AT&T Canada requests that the prices of certain network facilities and services purchased by competitors be reduced, effective June 1, 2002, to a level that reflects recovery only of the incumbents' costs, that such costs be determined in a new manner in a follow-up proceeding by the CRTC to be completed by the end of June 2003, and that prices be reduced by 50%, effective June 1, 2002 pending completion of such proceeding. On September 19, 2002, Aliant Inc., Bell Canada, Manitoba Telecom Services Inc. and Saskatchewan Telecommunications filed their response to the petition. The response points out that AT&T Canada is making essentially the same proposal that it made in the public hearing conducted by the CRTC, a proposal which the CRTC rejected on the basis that it would not foster facilities-based competition, would introduce disincentives for the construction of facilities, would undermine the development of a wholesale market and likely lead to significant distortions in the retail market, and would not lead to just and reasonable rates. The response requests that the Governor in Council reject the petition categorically. Of the numerous parties, including competitors, that participated in the CRTC proceeding which led to the price cap decision, AT&T Canada is the only party that has petitioned the Governor in Council for changes to the decision. The time period stipulated in the Telecommunications Act for any party to file a petition expired on August 28, 2002. Certain parties have filed comments either opposing or supporting the petition. One competitor, namely Call-Net Enterprises Inc., has requested that the Governor in Council issue a policy direction to the CRTC which, among other things, would have the effect of changing the regulatory framework in a manner that favours competitors. The Governor in Council must render a decision on AT&T Canada's petition by May 30, 2003.

On December 12, 2002, the CRTC issued a decision concerning regulatory safeguards with respect to incumbent affiliates, bundling by Bell Canada and related matters. This decision primarily affects the extent to which services provided by BCE Nexxia Inc., a wholly-owned subsidiary of Bell Canada, should be regulated by the CRTC. Bell Canada is currently assessing the implications of this complex CRTC decision. Until such review is completed, it is not possible to determine the impact of the decision on Bell Canada's business and financial results.

Wireless Regulation
The operation of cellular, personal communications service ("PCS") and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the Radiocommunication Act. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Quebec and the original PCS license in Ontario and Quebec.

New Wireless License Acquisitions; Wireless Network Expansion
Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility has substantially completed the expansion of its western networks. The level of operating expenditures associated with this network expansion could increase as Bell Mobility will seek to secure new customers. Some of Bell Mobility's competitors were awarded additional spectrum licenses in Bell Mobility's current operating regions thereby increasing their overall spectrum capacity that has the potential for increasing competition and market share losses in such regions. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles
Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.

Radio Frequency Emission Concerns
Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Wage Practices Investigation
The CEP filed in 1994, on behalf of its members, pay equity complaints against Bell Canada with the Canadian Human Rights Commission. While a settlement has been reached with the CTEA with respect to similar complaints, no settlement has yet been reached with the CEP in relation to its members.

Bell ExpressVu
To date, Bell ExpressVu has funded operating losses through capital injections from BCE Inc. Bell ExpressVu may access external funding from other sources to achieve its business plan, thereby reducing the capital injections needed from BCE Inc. or any other BCE group entity. However, such access is based on a business plan that is subject to various assumptions and estimates, including subscriber base, average revenue per subscriber and costs for acquiring new subscribers. Bell ExpressVu also faces a risk associated with the possible loss of revenue resulting from theft of its services which, while mitigated through technical and legal action, may require additional capital and operating expenditures. If the business plan is not achieved, greater losses than planned would occur, requiring Bell ExpressVu to seek additional financing. There is no assurance that Bell ExpressVu will be successful in obtaining such financing on favourable terms and conditions.

The success of Bell ExpressVu's DTH business strategy is subject to factors that are beyond its control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. Consequently, the size of the Canadian market for digital DTH services, the rates of penetration of that market, the churn rate, the extent and nature of the competitive environment and the ability of Bell ExpressVu to meet revenue and cost expectations are uncertain. There is no assurance that Bell ExpressVu will be profitable in delivering its DTH services. In addition, Bell ExpressVu's DTH services are provided solely through the Nimiq Direct Broadcast Satellite operated by Telesat. Satellites are subject to significant risks, including manufacturing defects, destruction or damage that may prevent proper commercial use, or result in the loss of the satellite. Any such loss, manufacturing defects, damage or destruction of the satellite would have a material adverse impact on Bell ExpressVu's results of operations and financial condition. Bell ExpressVu is subject to regulation under programming and carriage requirements under the Broadcasting Act. Changes in such regulation could adversely affect the competitive posture of the services provided by Bell ExpressVu or its costs of providing services.

Bell ExpressVu's competitors have pursued, and may continue to pursue, aggressive marketing campaigns and pricing policies targeting the existing customers of Bell ExpressVu. In addition, Bell ExpressVu has recently faced increased competition from unregulated US DTH services sold illegally in Canada. Although Bell ExpressVu has, to date, been successful in increasing market share in the face of such competition, there is no assurance that such success will continue nor that Bell ExpressVu will be able to increase average revenue per subscriber, or maintain or reduce subscriber acquisition costs. In order to clarify the threat posed by competition from unregulated US DTH services, Bell ExpressVu has initiated, or is participating in, a number of legal actions which are challenging any potential legitimate basis for the sale of US DTH equipment in Canada.

3.       Risks Affecting Bell Globemedia

Dependence on Advertising
Advertising is related to economic growth and tends to follow Canadian gross domestic product. Accordingly, economic downturns may adversely impact Bell Globemedia's ability to maintain or generate revenue growth since its revenue base from the television, print and interactive sectors is largely dependent on advertising revenues.

Market Fragmentation and Distribution Revenues
Market fragmentation in television broadcasting has increased over the last decade as a result of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. Furthermore, new Web-based services available over the Internet are expected to provide alternative niche services to consumers, continuing the fragmentation of the viewing market. There can be no assurance that Bell Globemedia will be able to maintain or increase its current ability to reach television viewers with programming content that is satisfactory to the public, or that Bell Globemedia will be able to maintain or increase its current advertising revenues since advertising revenues depend in part on the reach and attractiveness of programming content.

A significant portion of revenues generated by CTV's specialty television operations arise from distribution of these services. These revenues are derived from contractual arrangements with distributors, primarily consisting of cable and DTH operators. There can be no assurance that these contracts, many of which have expired or will soon expire, can or will be renewed on equally advantageous terms and conditions.

New Print Competitors
Competition has increased in the print sector over the last few years, with the launch of a competing national newspaper, as well as the launch of several commuter papers in the Toronto market. Increased print competition has led to increased circulation and other costs and price competition on advertising, resulting in a decline in profit margins at The Globe and Mail. There can be no assurance that The Globe and Mail will revert to the level of profit margins which existed before such increased competition was introduced.

Broadcast Regulation
Each of CTV's conventional and specialty services operates under a license issued by the CRTC for a fixed term, up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the regulations enacted thereunder, the policies and decisions of the CRTC, and the conditions and expectations established in each licensing or renewal decision. These requirements may change or be amended from time to time. License renewals are typically granted by the CRTC, although conditions of license and expectations are often varied or amended at the time of renewal. There can be no assurance that any such licenses will be renewed. In addition, any renewals, changes or amendments may have a material adverse effect on Bell Globemedia.

Interactive
With the recent sale of Sympatico's e-directories business (e.g. yellowpages.ca and canada411.ca), Bell Globemedia is assessing the viability of its other interactive businesses. This assessment could result in changes to the current operations of such businesses.

Potential Adverse Impact of Bell Globemedia Class Action Lawsuits
On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit in respect of copyright infringement. The claim is that The Globe and Mail newspaper and magazines (as well as Bell Globemedia Interactive) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format, other than print, because allegedly only print rights were originally obtained with respect to that material. The relief claimed includes damages of $100 million as well as injunctive relief. The Ontario Superior Court of Justice rendered a decision on October 3, 2001, rejecting the plaintiff's motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The Ontario Superior Court of Justice declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition, but reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available the freelancer's written contents of the newspaper on electronic databases and CD-ROMS. The plaintiffs have filed a notice of appeal of this decision, and the defendants have filed a notice of cross-appeal, all of which will be heard together at some undetermined time in the future.

While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, Bell Globemedia is of the view that Bell Globemedia Publishing Inc. has strong defences and it intends to vigorously defend its position. In the event that a final court determination awards significant damages in favour of the plaintiffs in this claim, the effect of such determination could materially adversely affect the financial condition of Bell Globemedia.

4.       Risks Affecting BCE Emergis

Adoption of E-Commerce
In order for BCE Emergis Inc. ("BCE Emergis") to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated.

In order to build its recurring revenue base, the number of transactions that BCE Emergis processes must increase. This increase will depend on the rate at which its solutions are adopted by its customers and by its channel partners' customers (i.e. customers of its distributors). It will also depend on its ability to stimulate its channel partners, such as large financial institutions and insurance companies, in being pro-active and successful in selling BCE Emergis' solutions to their customers.

Operating Results
BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth and streamline its service offering and operating costs. Should BCE Emergis fail to successfully implement such plans, the results of operations of BCE Emergis could be materially adversely affected.

BCE Emergis has experienced losses in the past. Revenue in any quarter is substantially dependant on the quantity of purchases of services requested in that quarter by customers. Furthermore, it derives a significant portion of revenue from a small number of clients. The loss of a contract with a major client or the inability to replace any such client with new clients could have a significant effect on BCE Emergis' results.

BCE Emergis' quarterly revenue is difficult to forecast since the market for e-commerce is rapidly evolving. The level of non-recurring revenue in any period is significantly affected by the economic environment and its impact on sales cycles, BCE Emergis' ability to enter into new sales agreements, and by the announcements and product offerings of BCE Emergis' competitors as well as alternative technologies.

Quarterly operating results of BCE Emergis have fluctuated in the past and BCE Emergis expects them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue.

BCE Emergis would also be affected by a fluctuation in the currency exchange rates between the Canadian and U.S. dollar.

Success of U.S. Operations
BCE Emergis is expanding its operations in the United States. BCE Emergis has limited experience in marketing, selling and supporting its services in other countries, including the United States. BCE Emergis may not be able to successfully market, sell, deliver and support its services in the United States. BCE Emergis will need to devote significant management and financial resources to its expansion in the United States. In particular, BCE Emergis will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and BCE Emergis may be unable to attract and retain qualified staff. If BCE Emergis is unable to expand its international operations successfully and in a timely manner, its business and operating results could be materially harmed.

Acquisitions
A key element of BCE Emergis' growth strategy has been and continues to be to make strategic acquisitions. It may not be able to integrate the operations of recently acquired companies with its existing operations without encountering difficulties and there can be no assurance that, in the future, it will find acquisition candidates on terms suitable to it or that it will have adequate resources to consummate any acquisition.

Strategic relationships

BCE Emergis relies on strategic relationships to increase its client base and if these relationships fail, its business and operating results could be materially harmed. BCE Emergis views its relationship with its parent company, BCE Inc., as strategic in nature and any change in this relationship could affect its ability to generate new business or maintain existing business.

Dependence on contracting medical service providers

The business growth in BCE Emergis' eHealth sector is dependant on its ability to retain existing contracting providers, to attract additional contracting providers and to retain or improve the price concessions granted by contracting providers. The termination of a significant number of contracts with contracting providers having a significant number of claims with its payor clients, the inability to replace those contracts with similar contracting providers and/or renegotiation of contracts resulting in reduced price concessions could have a significant effect on its results. Also the contracts do not prohibit the contracting providers from entering into discounted arrangements with others.

BCE Emergis may be indirectly exposed to professional liability

BCE Emergis applies medical treatment guidelines in its utilization review and case management services. As a result, BCE Emergis could become subject to claims related to adverse medical consequences as a result of, or for the costs of, services denied, and claims, such as malpractice, arising from the errors or omissions of healthcare professionals. A successful claim could have a material adverse effect on BCE Emergis. Furthermore, BCE Emergis may incur substantial costs in defending against claims, regardless of their merit or eventual outcome. Procedures implemented by BCE Emergis may not limit its liability or be effective, and litigation to which BCE Emergis are or may become subject could have a material adverse effect on BCE Emergis. BCE Emergis maintains insurance coverage that BCE Emergis believes is reasonable in light of experience to date. However, this insurance may be insufficient to protect it from liability and may not continue to be available at a reasonable cost or at all. To the extent that any such claims against it are successful and have a material effect on it, they could materially harm its business and operating results.

Protection of intellectual property

BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. BCE Emergis cannot be certain that BCE Emergis will be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property.

Integrity of the public key cryptography technology
BCE Emergis' Internet security solutions depend on public key cryptography technology. Any significant advance in techniques for attacking cryptographic systems could render some or all of its existing Internet security solutions obsolete or unmarketable, which could reduce revenues from its security solutions and could materially harm its business and operating results.

5.       Risks Affecting BCE Ventures

Telesat
Telesat currently has two satellites under construction: Anik F2 and Nimiq 2. There is a risk that these or future satellites may not be launched successfully. To protect against such events Telesat purchases launch insurance. Telesat has entered into arrangements with the manufacturer of Nimiq 2 and insurers to obtain full protection. Although Telesat has already secured part of the insurance coverage for Anik F2, there can be no assurance that it will be able to obtain insurance coverage for the full value of the satellite at favourable rates. Once in-orbit, there is the possibility that Telesat's satellites may experience a failure which prevents them fulfilling their commercial mission as originally intended. To protect itself against the risk of in-orbit failure Telesat undertakes a variety of measures including engineering satellites with spare components and on-board redundancies and, where appropriate, by purchasing in-orbit insurance. There can be no assurance that Telesat will be able to renew existing in-orbit insurance coverage in sufficient amount at favourable terms.

In August 2001, Boeing Satellite Systems ("Boeing"), the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite and on July 19, 2002, advised Telesat that the amount of available power onboard the satellite continues to decline. Boeing is now postulating that the available power could decline beyond levels previously expected and is investigating the cause of the power loss but, at this time, cannot accurately quantify the eventual extent of the degradation. If the situation does not change, at current observed rates of power degradation, certain core services on the satellite could be affected starting in mid 2005. Telesat has begun the planning required to take the appropriate action to provide its customers with continuous service. Telesat has insurance in place to cover such occurrences and intends to file a claim at the appropriate time. Although management believes that any claim it makes in connection with the power anomaly will be resolved successfully, there can be no assurance on the ultimate timing, amount or success of the settlement of such claim.



--------
* As previously indicated, "BCE" in this document refers to BCE Inc. and its subsidiaries and associated companies

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BCE Inc.



                                     (Signed Michael T. Boychuk)
                         -----------------------------------------------------
                                          Michael T. Boychuk
                            Senior Vice-President and Corporate Treasurer





                                       Date: December 18, 2002